International Royalty Corporation

Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	June 30, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 1,834	$ 12,735
Short-term investments	1,689	1,716
Restricted cash	1,147	1,807
Royalties receivable	1,996	114
Prepaid expenses and other current assets	257	260

	6,923	16,632

Royalty interests in mineral properties (note 3)	245,006	235,962

Furniture and equipment	162	122

Other assets	2,409	2,449

	$ 254,500	$ 255,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 1,349	$ 751

Senior secured debentures	22,745	21,368

Future income taxes (notes 5 and 6)	62,567	73,152

	86,661	95,271

Shareholders’ Equity (note 4)

Common shares
Authorized
Unlimited common shares without par value

Issued
57,323,288 (2005 – 57,027,568) common shares	164,484	164,176

Contributed surplus	5,491	5,071

Deficit	(2,136)	(9,353)

	167,839	159,894

	$ 254,500	$ 255,165

Nature of business and basis of presentation (note 1)

International Royalty Corporation

Consolidated Statements of Operations and Deficits

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Royalty revenues	$ 2,049	$ 107	$ 2,462	$ 205

Expenses
Amortization	903	95	1,143	182
Business development expense	68	49	247	61
General and administrative	1,001	677	1,912	1,089
Impairment of royalty interests in mineral properties	-	-	316	-
Royalty taxes	368	-	437	-
Stock-based compensation expense	221	216	442	4,867

	2,561	1,037	4,497	6,199

Loss from operations	(512)	(930)	(2,035)	(5,994)

Other income (expense)
Foreign currency gain (loss)	(201)	43	(207)	48
Interest expense	(585)	(523)	(1,153)	(730)
Interest income	104	112	218	152

	(682)	(368)	(1,142)	(530)

Loss before income taxes	(1,194)	(1,298)	(3,177)	(6,524)

Future income tax benefit (expense) (notes 5 and 6)	9,848	309	10,394	(82)

Earnings (loss) for the period	8,654	(989)	7,217	(6,606)

Deficit at beginning of period	(7,512)	(6,475)	(9,353)	(858)
Adjustment to future income taxes (note 6)	(3,278)	-	-	-
Deficit at beginning of period, restated	(10,790)	(6,475)	(9,353)	(858)

Deficit at end of period	$(2,136)	$(7,464)	$(2,136)	$(7,464)

Basic earnings (loss) per share	$0.15	$(0.02)	$0.13	$(0.15)
Diluted earnings (loss) per share	$0.15	$(0.02)	$0.12	$(0.15)

Basic weighted average shares outstanding	57,181,594	57,010,658	57,106,338	42,670,175
Diluted weighted average shares outstanding	58,097,141	57,010,658	58,024,211	42,670,175

International Royalty Corporation

Consolidated Statement of Cash Flows

(expressed in U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Cash flows from operating activities
Income (loss) for the period	$ 8,654	$ (989)	$ 7,217	$ (6,606)
Items not affecting cash
Depreciation and amortization	911	99	1,159	186
Impairment of royalty interest in mineral properties	-	-	316	-
Amortization of deferred debenture costs	55	49	110	67
Accretion of debenture discount	163	142	324	196
Future income tax (benefit) expense	(9,848)	(309)	(10,394)	82
Non-cash foreign currency (gain) loss	781	(214)	777	81
Stock-based compensation expense	221	216	442	4,867
	937	(1,006)	(49)	(1,127)
Changes in non-cash working capital
(Increase) decrease in royalties receivable	(1,283)	3	(1,543)	1
(Increase) decrease in prepaid expenses and other current assets	43	(37)	6	(208)
Increase in other assets	(35)	-	(70)	(5)
Increase (decrease) in accounts payable and accrued liabilities	233	285	(18)	638

	(105)	(755)	(1,674)	(701)

Cash flows from investing activities
Acquisition of royalty interests in mineral properties, net of royalties received (note 3)	(10,250)	(718)	(10,250)	(125,143)
Acquisition of furniture and equipment	(36)	(77)	(57)	(77)
Deferred charges related to royalty acquisitions	-	62	-	(117)
Proceeds from short-term investments	1	-	80	-
Restricted cash	-	562	714	(2,313)

	(10,285)	(171)	(9,513)	(127,650)

Cash flows from financing activities
Net proceeds from issuance of common shares	-	(501)	-	120,647
Net proceeds from unit offering	-	(79)	-	22,291
Proceeds from exercise of warrants	274	-	286	-

	274	(580)	286	142,938

Increase (decrease) in cash and cash equivalents	(10,116)	(1,506)	(10,901)	14,587

Cash and cash equivalents - beginning of period	11,950	16,904	12,735	811

Cash and cash equivalents - end of period	$ 1,834	$ 15,398	$ 1,834	$ 15,398

International Royalty Corporation

Notes to Consolidated Finacial Statements (unaudited)

June 30, 2006

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

Significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005.

Royalty interests in mineral properties

(in thousands of US$)	Balance at December 31, 2005	Acquisitions	Impairments	Amortization	Balance June 30, 2006
Production stage:
Voisey’s Bay Royalty	$225,726	$ -	$ -	$ (965)	$224,761
Southern Cross	-	2,626	-	(51)	2,575
Williams Mine	1,386	-	-	(124)	1,262
Other	30	-	-	(2)	28
	227,142	2,626	-	(1,142)	228,626
Development stage:
Belahouro	817	-	-	-	817
Exploration / feasibility stage:
Aviat One	2,211	-	-	-	2,211
Tarmoola	-	2,034	-	-	2,034
Gwalia	-	2,024	-	-	2,024
Yaloginda	-	1,561	-	-	1,561
South Laverton	-	1,074	-	-	1,074
Pinson	512	306	-	-	818
Other	5,280	877	(316)	-	5,841
	8,003	7,876	(316)	-	15,563
	$ 235,962	$ 10,502	$ (316)	$ (1,142)	$ 245,006

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International Royalty Corporation

Notes to Consolidated Finacial Statements (unaudited)

June 30, 2006

WAu royalty acquisition

On June 12, 2006 the Company acquired a Western Australian gold (“WAu”) royalty for US$10.0 million in cash from Resource Capital Fund III L.P. (“RCF”), a mining focused private equity fund.  The WAu royalty is a 1.5% net smelter return (“NSR”) and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by four operators; Mercator Gold PLC (“Mercator”), Saracen Mineral Holdings Ltd. (“Saracen”),  St Barbara Limited (“St Barbara”) and Terrain Minerals Limited (“Terrain”).  The acquisition was effective as of January 1, 2006.  Royalties earned to June 12, 2006 of $622,000, have been credited against the cost of the royalty.  The acquisition cost, including estimated costs of acquisition of $818,000 and less the royalty payments noted above, has been preliminarily allocated to the projects as follows:

(in thousands of US$) Project	Operator	Cost Allocation
Southern Cross	St Barbara	$ 2,626
Tarmoola	St Barbara	2,034
Gwalia	St Barbara	2,024
Yaloginda	Mercator	1,561
South Laverton	Saracen	1,074
Other	Terrain, St Barbara, Mercator	877

		$10,196

Any adjustments to the above allocation will be finalized by December 31, 2006.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets at December 31, 2005 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.

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International Royalty Corporation

Notes to Consolidated Finacial Statements (unaudited)

June 30, 2006

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2005	57,027,568	$ 164,176
Exercise of initial financing special warrants	8,639	23
Exercise of Williams mine warrants	30,000	80
Exercise of compensation special warrants	257,081	205
Balance at June 30, 2006	57,323,288	$ 164,484

Activity in contributed surplus was as follows:

(in thousands of US$)	Contributed Surplus	Amount
Balance at December 31, 2005	5,901,658	$ 5,071
Exercise of initial financing special warrants	(8,639)	-
Exercise of Williams mine warrants	(30,000)	(1)
Exercise of compensation special warrants	(257,081)	(21)
Stock-based compensation expense	-	442
Balance at June 30, 2006	5,605,938	$ 5,491

Income taxes

Effective April 1, 2006 the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  These tax changes were substantially enacted on April 18, 2006, see note 6 below.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax benefit of $9,570,000 during the quarter ended June 30, 2006.

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% (33.62% in 2005) to loss before income taxes as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Loss before income taxes	$(1,194)	$(1,298)	$(3,177)	$(6,524)

Expected income tax benefit	$384	$436	$1,020	$2,193
Tax effect of:
Change in valuation allowance	-	-	-	305
Change in income tax rates	9,570	-	9,570	-

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International Royalty Corporation

Notes to Consolidated Finacial Statements (unaudited)

June 30, 2006

Stock-based compensation	(71)	(72)	(142)	(1,636)
Debenture discount	-	-	-	(818)
Resource adjustment	(5)	(54)	13	(81)
Other	(30)	(1)	(67)	(45)

Actual income tax (benefit ) expense	$9,848	$309	$10,394	$ (82)

Adjustment for Future Income Taxes

As noted above, during the second quarter of 2006 the Province of Alberta substantially enacted a lower provincial income tax rate from 11.5% to 10.0%, effective on April 1, 2006.  In accounting for this change, the Company recorded a future income tax benefit  t of $3,278,000 as of and for the quarter ended March 31, 2006 based upon the Alberta budget released on March 22, 2006.  Generally accepted accounting principals require that the affect of changes in tax rates be recorded in the period of substantial enactment, and accordingly, this benefit should have been recorded in the quarter ended June 30, 2006.

The adjustment to the first quarter, $3,278,000, has been recorded as a decrease to retained earnings as of March 31, 2006 in these financial statements and the full benefit of the income tax rate reduction in Alberta was reflected in the statement of operations for the three months ended June 30, 2006.  This adjustment had no impact on the results of operations for the six months ended June 30, 2006.  Furthermore, this adjustment had no impact on the cash flows for the three and six month periods ended June 30, 2006.

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